20110007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Marriott International, Inc.
Incoming letter dated January 10, 2011

Dear Ms. Ising:

This is in response to your letters dated January 10, 2011 and March 10, 2011 concerning the shareholder proposal submitted to Marriott by Allan S. Cohen. We also have received letters from the proponent dated January 25, 2011, February 4, 2011, February 21, 2011, and March 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

March 16, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Marriott International, Inc.
Incoming letter dated January 10, 2011

The proposal requests the establishment of an Office of Owner Advocacy Ombudsman and an Owner Advisory Committee within Marriott.

There appears to be some basis for your view that Marriott may exclude the proposal under rule 14a-8(i)(7), as relating to Marriott's ordinary business operations. In this regard, we note that the proposal requests certain measures to address concerns that customers have with the company. Proposals concerning customer relations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Marriott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Marriott relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, March 11, 2011 4:42 PM
To: CFLETTERS; shareholderproposals
Subject: TimeSharing Today article on stockholders resolution by Allan Cohen
Attachments: ~max0005.PDF

Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

March 11. 2011

RE: Additional information from Allan Cohen regarding his Shareholders Proposal

VIA E MAIL

Please see attached article just published in **TimeSharing Today** magazine about my proposed stockholders resolution. I have had overwhelming support from owners and stockholders from around the world. Thank you. Allan

Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, March 11, 2011 3:45 PM
To: CFLETTERS; shareholderproposals
Subject: Fwd: Response to SEC re: Marriott letter of March 10, 2011

draft attachment was sent in error - please disregard - this is the final letter - thank you

Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2011

VIA E MAIL

RE: Response to letter to the SEC dated March 10, 2011 from Elizabeth Ising ,Esq. of Gibson Dunn on behalf of Marriott International, Inc. requesting the rejection of the Shareholders Proposal by Allan S. Cohen

Dear Ladies and Gentleman:

While it has taken the Marriott Corporation 45 days to respond to the SEC regarding my letter of January 25, 2010, they continue to ignore the merits of an independent board-level representative as proposed in the stockholders resolution. This is to comment on Marriott's most recent letter of March 10, 2011.

As an individual investor, I rely upon the Securities Exchange Commission to protect the public trust and "ensure access to certain basic facts about an investment prior to buying it." The stockholders resolution offers a positive step in that direction. By definition, time share ownership is a real estate transaction subject to contractual agreements regulated by statute that vary by country and by state. The cases referenced in Marriott's most recent letter involve products/services outside the scope of real estate transactions and therefore not relevant to timeshare ownership. Since the stockholders resolutions has at its core the protection of the public trust, and its intent is aligned with the scope of the SEC's mission to protect the public trust, I respectfully request that the SEC rule that Marriott include the stockholders resolution.

The SEC has authority to enforce actions against companies for providing false and misleading information. As an individual investor, I also look to the SEC to investigate the merits of the arguments Marriott is using in their attempt to prevent shareholders from voting on this resolution. Again, I offer to provide your office with additional information and examples including other shareholders.

Marriott International's vice president, senior counsel & corporate secretary, Bancroft Gordon warned that if I do not withdraw my resolution, I would find out how adversarial they could be. Since the restoration of trust is a positive for all share-holders, individual investors are baffled by Marriott's disparaging efforts to defeat what is a straightforward, meaningful and beneficial resolution.

In closing, an Ombudsman office will provide some hope to strengthen the company, restore value to shareholders and increase the public trust. Thank you in advance for your consideration.

Sincerely,

Allan S. Cohen

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 58129-00149

March 10, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Marriott International, Inc.*
Shareholder Proposal of Allan S. Cohen
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On January 10, 2011, we submitted a letter (the "No-Action Request") on behalf of our client, Marriott International, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Allan S. Cohen (the "Proponent") regarding the establishment of the position of Owner Advocacy Ombudsman ("Ombudsman") and an Owner Advisory Committee.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(4) because it both relates to the redress of a personal claim or grievance and is designed to result in a benefit to the Proponent or further a personal interest not shared by the other shareholders at large. On January 25, 2011, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter").

In the Response Letter, the Proponent asserts that the Proposal does not relate to any personal claim or grievance against the Company. However, as stated in the No-Action Request, discussions between the Company and the Proponent suggest that the Proponent's ultimate objective is for the Company to appoint him to serve in the Ombudsman position that the Proposal requests the Company to establish. Moreover, the Proponent's various statements, including those in the Response Letter, indicate that he harbors a personal grievance against the Company, which he claims has refused to address his demands in a satisfactory manner. For these reasons, we continue to believe that the Proposal is excludable under Rule 14a-8(i)(4) because the ultimate goal of the Proposal is to seek redress of the Proponent's personal grievance and to result in a benefit to the Proponent not shared by other shareholders at large.

In addition, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Proposal implicates both of these considerations and, thus, may be omitted as relating to the Company's ordinary business operations. The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals seeking the establishment of committees or positions to address customer relations issues. For example, in *Bank of America Corp.* (avail. Mar. 3, 2005), the Staff concurred with the exclusion of a shareholder proposal that sought the creation of the position of "Customer Advocate" reporting directly to the company's president and the adoption of a "Customer Bill of Rights." In concurring with the exclusion of the proposal, the Staff noted that the proposal related to the company's "ordinary business operations (i.e., customer relations)." Similarly, in *Deere & Co.* (avail. Nov. 30, 2000), the Staff permitted the company to exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the creation of a "Customer Satisfaction Review Committee" that would address customer complaints regarding the company's products and would have the authority to bind the company in its resolution of customer disputes. As with the proposals in *Bank of America Corp.* and *Deere & Co.*, the Proposal concerns the Company's customer relations efforts. Specifically, the Proposal requests the establishment of the Ombudsman position and an Owner Advisory Committee to address customer complaints and to communicate customer concerns to the Company. Thus, as with the "Customer Advocate" position requested in *Bank of America Corp.* and the "Customer Satisfaction Review Committee" in *Deere & Co.*, the Proposal seeks to dictate how the Company (through its Marriott Vacation Club International (MVCI) operations) interacts with its customers by seeking the establishment of the Ombudsman position and the Owner Advisory Committee. As in the cited precedent, the Company's management of day-to-day customer relations issues is a task that is fundamental to management's ability to run the Company and should not be subject to shareholder oversight.

Moreover, the Staff has concurred repeatedly with the exclusion of shareholder proposals that relate to other types of customer relations issues. *See, e.g., OfficeMax, Inc.* (avail. Feb. 13, 2006) (concurring with the exclusion of a shareholder proposal requesting the establishment of a task force to benchmark policies used for handling promotional rebates provided to customers); *Consolidated Edison, Inc.* (avail. Mar. 10, 2003) (concurring with the exclusion of a shareholder proposal regarding the company's customer relations and employee management policies); *BellSouth Corp.* (avail. Jan. 9, 2003) (concurring with the exclusion of a shareholder proposal to correct personnel and computer errors and omissions relating to the company's customers); *Verizon Communications Inc.* (avail. Jan. 9, 2003) (concurring with the exclusion of a shareholder proposal to establish quality control procedures to resolve customer complaints regarding errors and omissions in advertisements); *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2001) (concurring with the exclusion of a shareholder proposal regarding the implementation of annual customer meetings); *OfficeMax, Inc.* (avail. Apr. 17, 2000) (concurring with the exclusion of a shareholder proposal to retain an independent consulting firm to measure customer and employee satisfaction); *Houston Industries, Inc.* (avail. Mar. 1, 1999) (concurring with the exclusion of a shareholder proposal requiring that the company respond to customer complaints within 10 business days); *AT&T Corp.* (avail. Feb. 8, 1998) (concurring with the exclusion of a shareholder proposal regarding policies for customer service); *General Motors Corp.* (Feb. 24, 1997) (concurring with the exclusion of a shareholder proposal to establish a committee to review the customer relations policies of a subcontractor of the company); *BankAmerica Corp.* (avail. Mar. 23, 1992) (concurring with the exclusion of a shareholder proposal to establish a committee and provide procedures to deal with customers whose credit application is denied); and *Goodyear Tire and Rubber Co.* (avail. Jan. 28, 1991) (concurring with the exclusion of a shareholder proposal to establish a committee of independent directors to study the handling of consumer and shareholder complaints). Similar to these proposals, the Proposal seeks to establish the Ombudsman position and the Owner Advisory Committee, both of which would govern the manner in which the Company handles its customer relations issues, including customer complaints.

For these reasons, we believe the Proposal also is excludable under Rule 14a-8(i)(7) because it seeks to micro-manage the Company's ordinary business operations, specifically the way the Company deals with its customer relations. Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Bancroft S. Gordon, the Company's Vice President, Senior Counsel & Corporate Secretary, at (301) 380-6601.

Sincerely,

Elizabeth A. Ising

cc: Bancroft S. Gordon, Marriott International, Inc.
Allan S. Cohen

101032407_4 (2).DOC

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 21, 2011 11:55 PM
To: CFLETTERS: shareholderproposals
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Fwd: WSJ.com - Dumping Timeshares - Marriott Ombudsman proposal
Attachments: WSJ-DumpingTimeshares.pdf

I though that you might be interested in the following article from the WSJ and my response again showing the need for an ombudsman stockholders proposal .

Thank you

Allan Cohen

Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2011

Response to WSJ columnist Al Lewis from Allan Cohen

Al – since your column yesterday my email box has been filled from Marriott Timeshare owners around the world many who are also stockholders, asking how can we make sure that we will be heard as Marriott spins off the timeshare division into a stand alone company. I have been encouraged in the overwhelming support of the creation of an ombudsman office and an owners coalition. The voices on TimeSharing Today (www.tstoday.com) and TUG (http://www.tug2.net/) should be heard loud and clear by Marriott.

I encourage each of the 400,000 plus Marriott Time share owners if they have not yet, too invest another $46 and purchase at least one share of Marriott stock to make sure that they are also a stockholder in the new company. The challenges ahead can only be successfully overcome with the support of current owners and stockholders. The past attitudes of MVCI, as demonstrated from the actions taken in Aruba and at other Vacation clubs, are just the tip of the iceberg and are representative of the valid issues that concern so many owners worldwide.

The success of the new company is important to the welfare and goodwill of timeshare owners and should be viewed as a great opportunity for moving forward in a positive direction. Now is the time to begin to move from the past and establish a new beginning by working together. If done right this can be an exciting opportunity for growth and be of benefit to every owner.

As stockholders of the new Timeshare Company begin to evaluate its value and decide whether or not to support its growth,by creating meaningful communications with stockholders and timeshare owners, whose fees and positive word-of-mouth reviews are the fuel that drives the engine, can we succeed. I would hope that Marriott would want to open a dialogue and accept my offer to work with the owners and provide tangible insights and assistance on a purely voluntary basis. As a professional, I strongly believe in an honest discussion and stand ready for it. Let's hope that MVCI has learned from mistakes in the past and can move forward and work with Timeshare owners in a collaborative fashion.

For those Marriott owners wanting to stay involved as Marriott spins off MVCI – please contact me at: *** FISMA & OMB Memorandum M-07-16 *** Thank you, Allan Cohen *** FISMA & OMB Memorandum M-07-16 ***

Leave a comment

From: *** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: 2/20/2011 9:13:13 P.M. Eastern Standard Time
Subj: Fwd: WSJ.com - Dumping Timeshares

* Please note, the sender's email address has not been verified.

TODAYS NEWS FROM WALL STREET JOURNAL ABOUT MARRIOTT TIMESHARES

Click the following to access the sent link:

WSJ.com - Dumping Timeshares* This article will be available to non-subscribers of the Online Journal for up to seven days after it is e-mailed.

Get your EMAIL THIS Browser Button and use it to email content from any Web site. Click here for more information.

*This article can also be accessed if you copy and paste the entire address below into your web browser.
http://online.wsj.com/article_email/SB10001424052748703407304576154851966464240-lMyQjAxMTAxMDEwOTExNDkyWj.html

[redacted]

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, February 04, 2011 2:26 PM
To: CFLETTERS; shareholderproposals
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: additonal response from Allan Cohen re: Marriott resolution 2/4/11

ALLAN S. COHEN, Ed. D.

*** FISMA & OMB Memorandum M-07-16 ***

VIA - E-MAIL

February 4, 2011

Ladies and Gentlemen:

Following my letter to you of January 25, 2011, I wish to add the following:

1. As you know, I am not an aggrieved "Proponent" seeking a "personal interest not shared by the other shareholders" in Marriott Vacation Club International, Inc. ("MVCI") as alleged in Elizabeth Ising's letter dated January 10, 2011. Indeed, I am merely a stockholder in Marriott International ("MI") who truly cares about the Marriott name and its value.

2. As such, I think it best as a stockholder that MI have an ombudsman to act as a liaison between the timeshare owners and MVCI. Such a position can only benefit the shareholders. For example, an ombudsman could investigate, if necessary, and report and amicably resolve any and all concerns that shareholders and owners may have.

3. Content shareholders and owners are the bedrock of the Marriott brand worldwide. And, the position of an ombudsman only can facilitate that.

4. Placing a resolution on the ballot to create the office of an Ombudsman permits all shareholders a say in the future direction of MI.

Sincerely,

Allan S. Cohen

cc: Elizabeth A. Ising, Equire
Bancroft S. Gordon, Marriott International

ALLAN S. COHEN, Ed. D.

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Response to letter dated January 10, 2011 from Elizabeth Ising ,Esq. of Gibson Dunn on behalf of Marriott International, Inc. rejecting the Shareholders Proposal of Allan S. Cohen

Ladies and Gentlemen:

I would like to take this opportunity to respond to the inaccurate portrayal of the motion's purpose and the facts surrounding it that Marriott International, Inc (MI) and now its counsel have and continue to make. Their efforts seek to prevent a shareholders' resolution that would improve shareholders value by strengthening transparency at the Marriott Vacation Club International (MVCI), a business unit within MI whose actions have resulted in a loss in value and trust and continues to threaten the financial growth of the company.

Counsel in its letter seeks to have the SEC become an arbiter of the various facts and issues that have demonstrated the need for the subject motion. While too often their contentions do not fairly or accurately reflect the facts and in some instances are germane only to MI's conduct and not necessarily the merits of this motion, it is not the purpose of the motion or this letter response to get into a debate before the SEC on all the facts. If that needs to occur it will be before other perhaps more appropriate forums. The purpose of the motion is simply a significant effort to protect shareholder value by improving the business conduct by MVCI.

I am not an attorney, but a stockholder who sees the ongoing action of various MI representatives as threatening the continued business success of an important MI division. After submitting a resolution, I received a call from Mr. Bancroft Gordon, Vice-President, Senior Counsel & Corporate Secretary to the Marriott Board and was urged to withdraw my resolution immediately or face adversarial action from MI. He stated that it is the policy of MI to request stockholders to withdraw their resolutions since any resolution implies that the company is not doing the best job for stockholders. He also stated that since the majority of Marriott stock is held by institutions it would be very unlikely or nearly impossible for the average stockholder to get a resolution either on the ballot or passed.

The question of the merits of my resolution, namely the request to create an office of Owner Advocacy Ombudsman (OAO) and the Owner Advisory Committee (OAC) was never even discussed.

This effort to distort and raise untrue issues related to the motion and its purpose is part of an ongoing effort by MI to squelch any opportunity for fair dealing with an increasingly large group of timeshare owners at the Marriott Aruba Ocean Club (AOC) many who, in addition to myself, are shareholders. MI is merely trying to stifle any dissent and raises false allegations as an excuse to prevent the stockholders from having an opportunity to judge the merits of this resolution.

Marriott's attempt to claim that this resolution seeks: *"redress of a personal claim or grievance and is designed to result in a benefit to the Proponent or further a personal interest* ..." is easily proven to be false and totally lacks any merit for the following reasons:

The proposed resolution does not relate to any personal claim. The need for the motion is supported by what over 1,000 time share owners at the Aruba Ocean Club resort have witnessed MI's actions and denial of owner rights and owner's continue to have no recourse. This despite MI's attempts to color this as a one-person issue. For clarification, Counsel's reference to a law suit in Aruba represents a separate issue and the Aruba Court was presented a representative list of owners from 13 states and 3 countries supporting this legal action (which is not against Marriott as Counsel claims, but the Aruba Cooperative Association).

In view of the scurrilous claims that Marriott has made about me personally, the SEC should be aware that:

1. As Past President of the Association and a Director for over 8 years, I have received hundreds upon hundreds of complaints from owners expressing the need for some assistance or voice in dealing with MVCI. The motion represents an effort on behalf of all owners to create a forum within MI to discuss and resolve owner concerns so it does not continue to do damage to MI's reputation.

2. All my involvement with MI has been in a representative capacity as a volunteer and I have never sought any personal gain. I have been recognized in Mr Marriott's home town (Potomac Maryland) twice as a "citizen of the year" for my volunteer efforts as well as having received numerous other awards including the Humanitarian award for community service in Louisiana during Katrina. Even executives within MI have recognized my volunteer efforts as a coalition builder in providing owners with top quality communications and an open owner web site. It was not until the serious questions and lack of transparency about MI's time share business operations came to light that MI began to attack me personally. Accordingly, the proposed resolution is not designed to and will not benefit materially or otherwise, myself or any other individual owner, but all owners and stockholders.

All of these facts overwhelmingly support the motion seeking to establish a neutral and objective body within MI to intervene regarding such significant and material matters for the collective benefit of owners, shareholders and ultimately to the benefit of MI. The SEC needs to reject MI and its counsels efforts as a distortion of the facts and to permit shareholders to make their own decision on the merits of the motion without being blocked by efforts to vilify a good faith initiative in the interest of all parties.

In summary, the resolution would help provide transparency to all who have a stake in MVCI, clarifying issues and removing what unfortunately is a growing distrust of MI, *(just review Mr. Marriott's own blog (Marriott on the Move) where hundreds of owners around the world have posted there concerns about the MVCI Division).* This resolution will provide a neutral body to protect the rights of over 400,000 timeshare owners while at the same time protecting value for all Marriott stockholders.

The creation of an Office of Owner Advocacy Ombudsmen is an important initiative to bring back to MI its historical leadership in the time share industry, while providing transparency, value and protection to its shareholders. SEC rules permit shareholders who have a recommendation for a Corporation to independently offer a stockholder's resolution, inconvenient as that may be for the

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 58129-00149

January 10, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Marriott International, Inc.*
Shareholder Proposal of Allan S. Cohen
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Marriott International, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Allan S. Cohen (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Request**
> Over 400,000 current time share owners and new land trust Owners now hold an interest in MVCI'S success, the need for the establishment of an Office of OWNER ADVOCACY OMBUDSMAN (OAO) and an OWNER ADVISORY COMMITTEE (OAC) within Marriott International (MI) is paramount to serve Owners, prospective buyers, and MI by reinforcing the Marriott commitment to transparency by providing:
>
> 1. an independent and neutral advocate to bridge the gap between the Owners and MVCI to bring back trust and confidence in the Marriott Brand; and
>
> 2. an independent and unbiased forum, enabling Owners to share and discuss experiences and concerns and to have issues addressed on a timely and impartial basis as needed.
>
> 3. an enhanced ability to promote accountability and project the positive values of the Marriott Brand.

The Proposal also includes supporting statements that generally refer to the lack of a "trusted mechanism" by which owners can communicate with Marriott Vacation Club International ("MVCI"), a wholly-owned subsidiary of the Company, as well as the alleged decline in MVCI's "reputation for customer support and service." A copy of the Proposal, as well as related correspondence with the Proponent regarding the Proposal, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(4) because it both relates to the redress of a personal claim or grievance and is designed to result in a benefit to the Proponent or further a personal interest not shared by the other shareholders at large.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because It Relates To The Redress Of A Personal Claim Or Grievance And Is Designed To Result In A Benefit To The Proponent Or Further A Personal Interest Not Shared By The Other Shareholders At Large.

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983).

As explained below, the Proposal "is an abuse of the security holder proposal process" because it is designed to further the Proponent's personal cause without producing benefits for other Company shareholders. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

A. Background

The Proponent is the owner of a timeshare interest at Marriott's Aruba Ocean Club resort (the "Resort"), a timeshare resort that was developed by MVCI and that is currently managed by another subsidiary of the Company. The affairs of the Resort are governed by the Marriott Vacation Club of Aruba Cooperative Association (the "Association"), a cooperative association whose members consist of owners of the Resort (the "Owners"). The Proponent's grievance with the Company's wholly-owned subsidiary, MVCI, and thus ultimately with the Company, apparently stems from the Proponent's belief that the partially completed building that MVCI redeveloped as the Resort was inherently defective and that these purported defects led to the imposition of higher maintenance and upkeep fees on the Proponent and the other Owners.

The Proponent's grievance began in late 2008 during the latter portion of his term on the board of directors of the Association (the "Board"), at which time the Proponent began to voice dissatisfaction with the membership dues that were required of each Owner to facilitate routine maintenance and upkeep of the Resort. In an attempt to address these concerns, MVCI carried out extensive maintenance of and renovations to the Resort, substantial portions of which were funded through voluntary MVCI contributions. Despite these efforts, the Proponent continued to insist that MVCI's actions were inadequate.

The Proponent's campaign accelerated in May 2009 when the term limits imposed by the Association's governing documents required that he step down from the Board. Subsequently, the Proponent began pursuing alternate avenues to further publicize his grievance.

The Proponent created the "Aruba Ocean Club Concerned Owners Website," a website that purports to contain the "[l]atest news in our quest to obtain fair consideration of our concerns by MVCI." *See* http://www.aocconcernedowners.com. Access to the majority of the site's content is limited to members who register with the site, but even the limited public portion of the site contains a number of charges directed at MVCI, including that:

- "significant issues" allegedly have resulted in the "imposition of much higher maintenance fees by the [Board] and MVCI";
- efforts by the Owners to communicate their concerns and to resolve the issues allegedly have been ignored by MVCI; and
- MVCI allegedly has prevented certain matters related to the Resort from being properly considered by the Owners.

The Proponent also began attempting to contact other Owners directly regarding his grievance. To facilitate obtaining each of their contact information, he proposed an amendment to the Association's bylaws that would have required the Association to make available the current address and contact information for each Owner. Although the Proponent's proposal was denied for failure to comply with requirements set forth in the Association's governing documents, the Association voluntarily proposed the amendment to Owners for a vote. The proposed amendment failed, however, when 88% of the Owners who voted on the proposed amendment voted against it.

In July 2009, the Proponent filed a lawsuit against the Association in the Court of First Instance of Aruba seeking to compel the Association to "hand over to [the Proponent] a list of all members of the [Association] with the addresses and e-mail addresses belonging thereto." *See Marriott Vacation Club International of Aruba v. Allan Cohen*, Court of First Instance of Aruba, AR No. 3322/2009, Initial Complaint of Allan Cohen, a translated copy of which is attached hereto as Exhibit B. While the Association was the named defendant in the lawsuit, the vast majority of the Proponent's initial complaint centered around the conduct of MVCI, including that:

- MVCI allegedly is and has been aware of significant structural defects within the Resort;

- MVCI allegedly has actively concealed these defects from prospective Owners;

- MVCI allegedly used its influence on the Board to oust the Proponent from his position as President of the Association[1];

- MVCI allegedly controls and manipulates the Board; and

- MVCI allegedly actively discourages communication between the Owners.

The Proponent's initial lawsuit was summarily dismissed by the Aruban court on September 9, 2009, but was subsequently reinstituted by the Proponent on October 7, 2009 pursuant to Aruban law. *See id.*, Judgment of September 9, 2009, Interlocutory Proceedings No. 2379 of 2009, a translated copy of which is attached hereto as Exhibit C. The parties are currently awaiting a final ruling from the court on the suit.

The Proponent subsequently sought to circumvent MVCI and confront the Company directly. On May 7, 2010, he took the microphone at the Company's Annual Meeting of Shareholders and said that Company management was unaware of the questionable management practices being employed by MVCI personnel at the Resort. He proceeded to articulate his grievances, which he alleged were shared by over 1,000 other disgruntled Owners. He requested that Mr. Marriott provide him with some assurance that the parent company would get directly involved in the matter. In response to the Chairman's assertion that he had personally visited the property earlier in the year and had received only favorable feedback that supported the property's 92 percent satisfaction rating, the Proponent stated that Mr. Marriott had been deliberately shielded from the disgruntled Owners during the visit.

Three days after the Annual Meeting, on May 10, 2010, the Proponent sent an email to Arne Sorenson, the Company's President and Chief Operating Officer, admonishing the Company for failing to step in and address the alleged issues at the Resort. In the email, among other matters, the Proponent:

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[1] The Proponent's officer title as "President" of the Association was removed by action of the other Board members, a majority of which are not MVCI employees. As noted above, the Proponent's service as a director of the Association ended once he had served the maximum term allowed by the governing documents of the Association.

- maintained that the voluntary efforts on the part of MVCI to rehabilitate and maintain the Resort were inadequate, stating that "owner trust and confidence cannot be bought";

- expressed dissatisfaction with the efforts of MVCI management to provide adequate information regarding the Resort to the Owners;

- suggested that, "for our mutual benefit," the Company should circumvent MVCI and work directly with the Owners to address the Proponent's issues with the Resort;

- alleged that MVCI is "willfully misleading the owners"; and

- suggested that MVCI had previously "seize[d] control of the owners meeting and use[d] their votes against the owners' interests."

Further, in his email, the Proponent suggested that the Company provide for "neutral oversight of the actions of MVCI" so that the Proponent's concerns with respect to the Resort could be adequately addressed. A copy of the Proponent's email is attached hereto as Exhibit D. In numerous subsequent conversations with MVCI senior management, the Proponent has implied that he would be the ideal candidate to provide this oversight, and further suggested that his allegations and complaints regarding the Resort could be resolved if the Company would appoint the Proponent to serve as the ombudsman representing the Owners.

As part of the Proponent's ongoing campaign against the Company, he now seeks to compel the Company to address his personal concerns through the shareholder proposal process.

B. The Proposal is Designed to Further the Proponent's Personal Interest.

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are designed to further the personal interest of a proponent where such interest is not shared with other shareholders at large. A proponent's particular objectives need not be apparent from a proposal's plain language in order to be excludable under Rule 14a-8(i)(4). Rather, proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to . . . further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982).

For example, in *Medical Information Technology, Inc.* (avail. Mar. 3, 2009), a facially neutral proposal that would have required that the company "comply with government regulations that require that businesses treat all shareholders the same" was found to be excludable under Rule 14a-8(i)(4), when submitted by a proponent who had been engaged in a prolonged effort to sell his personally owned shares of stock in the company at an inflated price. Although the proposal itself made no mention of these efforts, the proposal's true intent was clear from the proponent's ongoing litigation with the company regarding the same matter, as well as from the content of the proponent's website that was referenced in his supporting statement.

Similarly, in *Union Pacific Corp.* (avail. Jan. 31, 2000), a facially neutral proposal related to non-discriminatory pension plan policies was found to be excludable under Rule 14a-8(i)(4) when submitted by proponents who were using the proposal as a means to address an ongoing employment benefits dispute between the proponents and the company. *See also The Dow Chemical Co.* (avail. Mar. 5, 2003) (proposal excluded as an attempt to assert, in an alternative manner, claims previously set forth in proponent's litigation against the company); *International Business Machines Corp.* (avail. Jan. 31, 1994) (permitting the company to omit a shareholder proposal requiring the company to disclose charitable contributions when the proponent had previously engaged in a campaign to stop the company from making donations to specific charities).

These precedents make clear that a facially neutral proposal may nonetheless be excludable under Rule 14a-8(i)(4) where the context, as discerned from the proponent's history with the company, public statements, and outside activities, makes clear that the proponent's true intent is to advance a personal interest not shared by all shareholders. Like the shareholder proposals at issue in *Medical Information Technology, Inc.* and *Union Pacific Corp.*, the Proponent's true intent in submitting the Proposal—to pressure the Company into addressing certain allegations related to the Resort in a manner that is satisfactory to the Proponent—is apparent from his activities over the past several years, including statements made on his website, allegations he made in his 2009 lawsuit against the Association, and his correspondence with MVCI and the Company.

Moreover, the Proponent's recent discussions with MVCI management suggest that his ultimate objective in having the Company create the proposed Owner Advocacy Ombudsman ("OAO") position and the corresponding Owner Advisory Committee position is not to benefit the Company's shareholders, but instead to create a position that the Proponent may fill. The clear implication of the Proponent's communication with MVCI management is that he would withdraw the Proposal if the Company would agree to hire him for the OAO position. In similar situations, the Staff has allowed the exclusion of a proposal under Rule 14a-8(i)(4) when the proponent offered to withdraw its proposal in exchange for personal benefit from the company. *See ConocoPhillips* (avail. Mar. 23, 2005) (permitting exclusion under Rule 14a-8(i)(4) of a facially neutral shareholder proposal following the proponent's offer to withdraw its proposal in exchange for a settlement payment related to a lawsuit previously filed by the proponent against the company).

C. The Proposal Is Related to the Redress of the Proponent's Personal Grievance Against the Company.

The Proposal also is excludable under Rule 14a-8(i)(4) because it relates to the redress of the Proponent's personal grievance. Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are related to the redress of a personal grievance against a company or any other person. As outlined above, the Proponent's various statements and activities indicate that he harbors a personal grievance against the Company, and more specifically the employees and management of MVCI who he claims have refused to address the Proponent's demands in a manner satisfactory to him.

The Staff consistently has concurred that a shareholder proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation. A closely analogous situation was presented in *General Electric Co.* (avail. Feb. 2, 2005). There, the proponent (a former employee of NBC) filed a complaint with the Equal Employment Opportunity Commission ("EEOC") and a lawsuit in federal court alleging sexual harassment and discrimination on the basis of race and sex. The EEOC matter was concluded in the company's favor, and the lawsuit was dismissed. The proponent then submitted a shareholder proposal to General Electric asking the company's CEO to "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." In addition, the proponent and her attorney sent a number of letters to the company and made statements at the company's annual meetings referencing the litigation. The proponent also operated a website on which she discussed her claims against the company. The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other shareholders at large. *See General Electric Co.* (avail. Jan. 12, 2007) (same); *General Electric Co.* (avail. Jan. 9, 2006) (same); *see also ConocoPhillips* (avail. Mar. 7, 2008, *recon. denied* Mar. 25, 2008) (proposal that the board establish a committee to oversee an investigation of company involvement with state sponsors of terrorism was excludable as a personal grievance when brought by a shareholder who had unsuccessfully sued the company relating to a plane crash that killed his wife, an employee of the company, while on a business trip).

We believe that, given the Proponent's contentious history with the Company, and taking into account the related pending lawsuit against the Association, the Proposal is excludable as relating to redress of a personal claim or grievance. *See* Release No. 34-19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *The Dow Chemical Co.* (avail. Mar. 5, 2003), a proposal was properly excluded where it requested that the board "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers" and issue a report on how to compensate those injured by the product. While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because the proponent was pursuing a lawsuit against the company on the basis of an alleged injury purportedly tied to the grain fumigants. Similarly, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would have required the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also State Street Corp.* (avail. Jan. 5, 2007) (proposal that the company separate the positions of chairman of the board and CEO and provide for an independent chairman was excludable as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct); *Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a shareholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee).

Here, the Proposal requests that the Company establish the OAO position so as to provide a "neutral advocate to bridge the gap between the Owners and MVCI to bring back trust and confidence in the Marriott Brand." Essentially, the goal of the Proposal is identical to the goal of the Proponent's pending lawsuit—to compel the Company to address his personal grievance with the Company. Thus, while the Company may not be a named defendant in the Proponent's ongoing lawsuit against the Association, events surrounding the suit and the text of the complaint itself clearly indicate that the Proponent's specific objective in bringing the suit is to force MVCI, and thus the Company, to provide personal contact information for other Owners so that the Proponent might utilize such information to further the Proponent's personal agenda regarding construction of the Resort and other issues the Proponent deems important. Having thus far failed to achieve this result in his lawsuit, the Proponent now seeks to do so through the Proposal. As in the no-action letter precedent discussed above, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for his personal grievance against the Company's wholly-owned subsidiary MVCI, which is ultimately a personal grievance against the Company. Thus the Proposal is excludable under Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Bancroft S. Gordon, the Company's Vice President, Senior Counsel & Corporate Secretary, at (301) 380-6601.

Sincerely,

Elizabeth A. Ising
Enclosure(s)

cc: Bancroft S. Gordon, Marriott International, Inc.
Allan S. Cohen

100991297_7.DOC

Exhibit A

Allan S. Cohen. Ed. D.

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2010

Mr. Bancroft Gordon, Vice President/Senior Counsel & Corporate Secretary
Marriott International
10400 Fernwood Road
Bethesda, Maryland 20817

via: email and U.S.P.S.

Dear Mr. Gordon:

As a Shareholder of Marriott International stock since 2006 with a market value in excess of $2000, I am submitting the proposed stockholders resolution and supporting statement to be presented to the stockholders at the upcoming 2011 Annual Meeting.

' believe that I have met the guidelines for submitting a stockholder resolution. Please inform me if any Jditional information is required. I look forward to the Marriott stockholders consideration on this very important matter.

Sincerely,

Allan S. Cohen

Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
NOV 5 2010

++

Proposal to establish an OFFICE of OWNER ADVOCACY OMBUDSMAN (OAO) and an OWNER ADVISORY COMMITTEE (OAC)

ıckground

Marriott International (MI) has taken over $1.2 billion (US) in write-downs and impairment charges against the Marriott Vacation Club International (MVCI) Time Share division. MVCI's current attempt to restructure this division as a points program (Marriott Vacation Club Destinations) has met negative response from many existing legacy owners as evidenced by Mr. Marriott's own blog. This loss of goodwill and confidence, and last year's removal of the Marriott Brand from the highly acclaimed roster of the nation's most ethical companies, have brought into light the urgent need to strengthen the core values upon which the Marriott name was founded and which contributes to the profitability of the Corporation. Referrals from current owners, friends and family significantly contribute to the growth and success of the Marriott product, thus, in the interest of strengthening the Marriott brand and preventing further declines in customer satisfaction and product values, this proposal is respectfully submitted.

Request

Over 400,000 current time share owners and new land trust Owners now hold an interest in MVCI'S success, the need for the establishment of an Office of OWNER ADVOCACY OMBUDSMAN (OAO) and an OWNER ADVISORY COMMITTEE (OAC) within Marriott International (MI) is paramount to serve Owners, prospective buyers, and MI by reinforcing the Marriott commitment to transparency by providing:

1. an independent and neutral advocate to bridge the gap between the Owners and MVCI to bring back trust and confidence in the Marriott Brand; and

2. an independent and unbiased forum, enabling Owners to share and discuss experiences and concerns and to have issues addressed on a timely and impartial basis as needed.

3. an enhanced ability to promote accountability and project the positive values of the Marriott Brand;

Why - This need arises because:

Time share owners and land trust owners have no trusted sources to keep them up-to-date on Ownership issues;

2. There is no mutually trusted, independent mechanism for amicably resolving such issues as may exist between relevant parties;

3. The decline in Marriott Vacation Club International's reputation for customer support and service is undermining the brand's value;

4. A trusted mechanism for timely, above-board communication will promote greater harmony between Owners and MVCI, minimizing surprises, distrust and the legal conflicts they engender, thereby contributing to a mutually beneficial environment for all while promoting the prospect of enhanced profitability.

Establishing a new era of trust and good governance will contribute to the long term survival of the brand and enhancement of product value. For the above purposes and reasons and others, the establishment of an OFFICE of OWNER ADVOCACY OMBUDSMAN (OAO) and an OWNER ADVISORY COMMITTEE (OAC) within Marriott International is respectfully requested and encouraged for the benefit of all the stockholders, customers and the Corporation.

+++

submitted by:

Marriott Stockholder

Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

Marriott

Marriott International, Inc.
Corporate Headquarters

10400 Fernwood Road, Dept. 52/862
Bethesda, MD 20817

Bancroft Gordon
Vice President and Senior Counsel
and Corporate Secretary
301/380-6601 Tel
301/380-6727 Fax
e-mail: Bancroft.Gordon@marriott.com

November 16, 2010

VIA OVERNIGHT MAIL

Allan S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Cohen:

I am writing on behalf of Marriott International, Inc. (the "Company"), which received on November 5, 2010, your shareholder proposal for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal"). It is unclear from your letter whether you were providing this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 (requesting the inclusion of the proposal in the Company's proxy statement) or pursuant to the advance notice provisions of the Company's Bylaws (providing notice of your intent to present the proposal at the next Annual Meeting of Shareholders).

If you were providing notice pursuant to Rule 14a-8, please note that the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received any proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, under Rule 14a-8(b), a shareholder must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2011 Annual Meeting of Shareholders.

If you were providing notice pursuant to the Company's Bylaws, please note that you are required to comply with Section 2.10 of the Company's Bylaws which is posted on the Company's website.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 10400 Fernwood Road, Bethesda, MD 20817. Alternatively, you may transmit any response by facsimile to me at (301) 644-7287.

If you have any questions with respect to the foregoing, please feel free to contact me at (301) 380-6601. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Bancroft S. Gordon
Vice President, Senior Counsel & Corporate
Secretary

Enclosure

559161_1.DOC

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
2. The company must file six paper copies of the following:
    i. The proposal;
    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From the FAX of

ALLAN S. COHEN, Ed.D.

*** FISMA & OMB Memorandum M-07-16 ***

Date: 11/19/10

To: Brancroft Gordon

FAX: (301) 644-7287 Phone:

Number of pages (including this cover): 5

Please confirm
receipt
email *** FISMA & OMB Memorandum M-07-16 ***

Allan

Allan S. Cohen & Ellen S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

VIA FAX: 301-644-7287

Mr. Bancroft S. Gordon
Vice President, Senior Counsel & Corporate Secretary
Marriott International
10400 Fernwood Road
Bethesda, Maryland 20817

Dear Mr. Gordon:-

In response to your letter dated November 16, 2010, I am requesting the stockholders resolution which you received pursuant to SEC rule 14a-8. To address your notice of procedural deficiencies I am faxing to you the letter that I requested from my stock broker clearly stating my wife and my ownership of Marriott stock with a value in excess of $2,000 for over one year and our intent to hold that stock through the date of the shareholders' meeting.

I will be out of town until December 1, 2010, please confirm receipt of this fax and my correction of the noted deficiencies. Thank you and I hope you have a nice Thanksgiving Holiday.

Sincerely,

***Allan S. Cohen* & Ellen S. Cohen**

*** FISMA & OMB Memorandum M-07-16 ***

included:
letter from Morgan Stanley
copy of purchase statements dated 9/25/01 & 2/08/06

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

Date: November 19, 2010

Allan S. Cohen and Ellen S. Cohen

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Cohen,

As you requested, the information regarding your holdings in Marriott International, Inc. is as follows:

- Initial purchase of 200 shares on September 25, 2001
- Second purchase of 200 shares on February 3, 2006
- 2-1 Stock split on June 9, 2006 – bringing your position to a total of 800 shares
- Third purchase of 200 shares on October 16, 2007
- Sale of 200 shares on December 28, 2007
- Stock dividend of 2 shares on July 30, 2009
- Stock dividend of 3 shares on September 3, 2009
- Stock dividend of 2 shares on December 3, 2009

Your current position in Marriott International, Inc is 807 shares with a market value of $31,247.04 as of the market close on November 18, 2010. This should be sufficient evidence that you have held this position in excess of $2,000.00 for at least one year. Per your instruction, we will not be selling the position and your intentions are to hold the position. If you have any questions or need anything else, please feel free to call me at (978) 739-9607.

Have a great day!

Sincerely,

David Mancinelli
Senior Vice President
Financial Advisor
Tel - (978) 739.9607
Fax - (978) 739.9650
david.mancinelli@mssb.com

Exhibit B

A. H. Stronks
Member of The Netherlands Society of Interpreters and Translators

davidkock & wix
advocaten – lawyers – abogados

Petitioner will appear without having to be summoned

To the Honorable Judge
in the Court of First Instance
of Aruba

Summary proceedings

Respectfully declares:

Mr. **Allan Cohen**, petitioner, living in the United States of America, electing domicile in these proceedings at L.G. Smith Boulevard 162, Oranjestad, ARUBA, at the office of the lawyer *mr.* David C. Kock, who declares to be authorized by petitioner to act for him in these proceedings, specifically also to sign and file this petition for him and on his behalf.

1. Cohen needs a provisionally enforceable decision that cannot be postponed against the cooperative association **Marriott Vacation Club International of Aruba**, doing business as Aruba Ocean Club, having its offices at L.G. Smith Blvd. 101, represented by the lawyer *mr.* A.A.D.A. Carlo.

2. Aruba Ocean Club, to be named hereinafter AOC, is a so-called "timeshare resort" in Aruba.

3. Cohen is a member of the aforementioned association. Consequently he has the use of a timeshare unit.

4. In the past, Cohen was a member of the Board of AOC. However, Cohen started to ask Marriott nasty questions within the framework of the issue whether AOC would have a claim on Marriott, which is after all the developer of AOC. All members of AOC bought their memberships from Marriott.

5. Marriott was not happy with this course of events, and voted Cohen out of the Board with i.a. the use of its B-shares.

6. It notably concerns the condition of the building of AOC. Marriott bought the building – called Beta Hotel at the time – from the State of Aruba. Beta Hotel was one of the various projects that were never completed by the developers during the eighties and the nineties. Years later the ruins were bought by Marriott. The project was converted by Marriott into the AOC.

7. However, the building is in a very bad state of repair at present. The roof leaks like a sieve; even last week part of the roof/ceiling of the lobby collapsed after a shower. Repair of the roof will cost ten of millions of florins, which expenses have to be borne by members in principle, on which expenses Marriott will also charge 10% commission on top of this.

8. Cohen asked questions about the way in which the ruins of Beta Hotel were converted. For if the ruins had not been converted in the correct way, etc., then AOC would possibly have a claim on Marriott for the expenses of repair of the AOC building, as a result of which the AOC members would not have to pay this themselves.

9. Shortly afterwards Cohen was voted out of the Board of AOC by Marriott. This by means of making use of its B-votes, but also by means of smart use of the fact that AOC and Marriott do, and Cohen does not, dispose of the addresses of all members. For the major part of the members vote through an authorization. AOC asked all members through its address file for an authorization for allowance to vote. Cohen, who did not know who his co-members were, was not able to do so. Nor is Cohen able to contact his co-members in order to discuss the condition of the building, etc.

10. As to be expected, only well-disposed Marriott yes-men got a position on the Board.

11. It follows from Article 27 of the Constitution (**Exhibit 1**) of AOC that the association has to keep a register with all names of the members. As regards foreign members the register states that this register has to state an elected domicile in Aruba. This register states for members – including members that appear to be Arubans, - L.G. Smith Blvd. 99 – the address of Marriott or AOC – as the address.

    Furthermore, it follows from the Articles that the members are entitled to inspection of this register, and are allowed to make copies thereof.

12. The interpretation of AOC hereof is that Cohen only has a right to consult this register. However, nowhere in the law nor the Articles of the association does it say that Cohen does not have the right to the addresses and e-mail addresses of his co-members. To this should be added that – in consequence of the timeshare structure – Cohen can never communicate with all his co-members about matters that concern the association, and consequently all members.

It cannot be expected from Cohen that he communicates with his co-members through AOC/Marriott, now that he wants to communicate with the members about matters of which it is known that they will be detrimental to AOC/Marriott.

To this should be added that Cohen does not have any confidence in AOC/Marriott. In their urge to frustrate Cohen AOC/Marriott threatens to file a complaint against the undersigned if the undersigned were to represent Cohen. Ultimately, this complaint was also filed. Furthermore, on July 15, 2009, AOC/Marriott sent a letter to all members stating that Cohen would be able to sell the information requested to telemarketers, and furthermore requested the members subsequently to authorize AOC whether or not to hand over the information requested to Cohen. And this while Cohen clearly indicated to only use the information to discuss matters concerning AOC with his co-members.

13. By letter of July 19, 2009 Cohen asked to be allowed to receive the addresses and e-mail addresses AOC uses to reach its members (**Exhibit 2**).

Up to this day AOC has not reacted to this request.

14. In view of the above, AOC acts in any case wrongfully by not granting Cohen's request.

15. Therefore, Cohen concludes that he has a right and interest to receive the mailing addresses and e-mail addresses AOC uses to reach his co-members.

16. In view of the nature of the dispute Cohen has an urgent interest, so that these summary proceeding can be admitted. In this connection reference is made to the decision in summary proceedings of Your Court dated November 5, 2008 (Aruba Beach Club) in a similar case, published under LJN: BG8460.

FOR WHICH REASONS Your Honor may see fit to order defendant in summary proceedings, executable by anticipation, to hand over to plaintiff a list of all members of the association with the addresses and e-mail addresses belonging thereto, which defendant uses to reach these members, and this on pain of forfeiture of a penalty of Afl. 10,000 per day that defendant might fail to comply with the decision to be made in these proceedings, and this while ordering defendant to pay the costs of these proceedings.

Oranjestad, July 20, 2009

On behalf of Cohen,
the attorney,
[was signed:]
mr. David C. Kock

<u>Exhibit C</u>

MCM translators

M.C. Meelhuysen
Beëdigd vertaler/Sworn translator
Tanki Leendert 139-I
Aruba

Tel: 297-5926977
Fax: 297-5889036
E-mail: mcm@setarnet.aw

Judgment of September 9, 2009
Interlocutory proceedings No. 2379 of 2009.

COURT OF FIRST INSTANCE OF ARUBA

JUDGMENT

in the **INTERLOCUTORY PROCEEDINGS** between:

ALLAN COHEN,
living in the United States of America, electing domicile at the offices of his attorney,
PLAINTIFF, also to be named Cohen hereinafter,
attorney: the lawyer *mr.* D.G. Kock

versus

the cooperative association
MARRIOTT VACATION CLUB INTERNATIONAL OF ARUBA, doing business as Aruba Ocean Club,
having its seat in Aruba,
DEFENDANT, also to be named AOC hereinafter,
attorneys: the lawyers *mr.* M.G.M. Schwengle and *mr.* A.A.D.A. Carlo

1. THE PROCEEDINGS

The course of the proceedings appears from:
- the petition filed with the office of the Clerk of the Court on July 21, 2009;
- the record of the Clerk of the Court of the hearing in the session of August 17, 2009;
- the Replication and Rejoinder filed on August 25 and 28, 2009, respectively.

Judgment was set for this day.

2. FACTS

2.1 The AOC is a cooperative association of timeshare owners in the timeshare resort in Aruba that is operated under the flag and care of Marriott (Vacation Club International).

2.2 Plaintiff is a member of the AOC as timeshare owner. Plaintiff also was a member of the Board until recently, including 6 years as president. In the most recent Board elections during the General Meeting of Members of March 2009, plaintiff was not reelected.

2.3 The AOC has approximately 9,000 members. They all have the right to vote. Marriott also has shares and consequently the right to vote in the association. The General Meeting of Members is the highest body within the association. This Meeting of Members convenes at any rate each year. A member can authorize another member to vote on his behalf.

2.4 The register of members is open for inspection by every member (Article 27.2 of the Articles of Association of the association). This register of members was produced by AOC in these proceedings as an Exhibit, containing the names and addresses of all members. For all members, the address: 99 L.G. Smith Blvd. in Aruba, address of the AOC, is stated.

3. <u>CLAIM AND POSITIONS OF PARTIES</u>

3.1 Plaintiff requests the Court to order defendant by judgment, enforceable by anticipation, to give plaintiff a list of all members of the association with the addresses and e-mail addresses belonging thereto, used by defendant to reach these members, and this on pain of forfeiture of a penalty of Afl. 10,000.- per day defendant would fail to comply with the decision to be given in this case, costs to be determined by the Court.

3.2 Plaintiff substantiated his claim with the allegation that he, as a member of the AOC, is entitled to the addresses of the other members. Only in this manner can the association function in such a way that it does not only serve Marriott's interests. Plaintiff was president of the AOC, but was voted out of the Board when he had criticism regarding Marriott. This was also possible because the AOC and Marriott have and use the addresses of the members, *inter alia* to obtain proxies to vote. Also for these proceedings Marriott or the AOC used the addresses and e-mail addresses of the members again. Plaintiff believes that the AOC has a claim on Marriott. He wants to consult the other members on this point.

3.3 Defendant adopts the position that an urgent interest is missing. There are no urgent matters pending. He can already communicate with the other members through the website arubaoceanclub.com, and the promise has already been made to present plaintiff's request to the next General Meeting of Members. Furthermore, only 13% of the members have expressed themselves in favor of releasing information. Given the above, plaintiff also has a limited interest in award of the claim, whereas the interest of the AOC in case of rejection is considerable. The AOC does not have the e-mail addresses of the members.

4. <u>CONSIDERATIONS</u>

4.1 The Judge in interlocutory proceedings is of the opinion that plaintiff does not have an urgent interest in his claim. The urgency would have been given based on established case law, according to plaintiff, in which an urgent interest is found in a request to terminate an unlawful situation or a systematic infringement of a right. Plaintiff also refers to the judgment of this Court of November 5, 2008 (LJN: BG8460). The Judge does not follow plaintiff on this point and considers the following for this purpose, even apart from the question whether the outcome of proceedings on the merits cannot be awaited as well.

4.2 The urgency has to be evaluated in accordance with the concrete circumstances of the case. Plaintiff claims – briefly stated – the (e-mail) addresses of the other members in order to be able to inform them of and possibly to consult them on a possible claim of the AOC on Marriott. The AOC alleges that this request does not have to be made until in the Annual General Meeting of Members. The Judge holds that the starting point has to be that conflicts within an association have to be settled first by means of the possibilities given by the Articles of Association of the association. In this case, plaintiff contests the refusal of the Board of the association to give him the actual addresses of the members. The General Meeting of Members as the highest body within the association can express itself on aforementioned decision on plaintiff's request. No facts or circumstances have been alleged that cause that the General Meeting of Members, which the Judge assumes will be held in March 2010, based on the Articles of Association and the meeting held most recently, cannot be awaited.

4.3 However, when reviewing the urgency, the question whether it is appropriate to await the General Meeting of Members also has to be considered. For plaintiff's allegation is that this meeting is dominated by Marriott and that he actually needs the addresses to change this (and consequently also the composition of the Board). However, this argument is not sufficiently important with the establishment that the point will be put on the agenda, which means that this can be taken note of by the members in the announcement of the meeting. Based on what has been alleged by the AOC, the Judge also proceeds on the assumption that plaintiff is free to (further) explain his position on the website freely accessible to the members and to consult the members on the "TUG message board" belonging to the website. Finally, it was also considered in the opinion that the AOC, when announcing the next Annual General Meeting of Members, will refer to this site as a location where one can find an explanation of the agenda point initiated by plaintiff and possibly of other agenda points. So it cannot be held that awaiting the General Meeting of Members has to be deemed inappropriate.

4.4 Reference to the judgment of this Court of November 5, 2008 to substantiate the urgency does not hold either. As appears from legal ground 5.5 of that judgment, the urgency for that counterclaim consisted of the circumstance that only with the addresses of the members of this association a General Meeting of Members could be convened against the will of the Board of that association. The actual situation the urgency was based on consequently cannot be compared to the facts in this case.

4.5 Plaintiff will be declared non-suited in his claim. Plaintiff will also be ordered to pay the costs of this dispute as the unsuccessful party, estimated on the side of defendant at Afl. 1,500.- in respect of the attorney's fee.

5. <u>THE DECISION</u>

The Judge in this Court, adjudicating in interlocutory proceedings:

5.1 declares plaintiff non-suited in his claim;

5.2 orders plaintiff to pay the costs of these proceedings, on the side of defendant estimated at Afl. 1,500.- in respect of the attorney's fee.

This judgment was given by *mr.* J. Recourt, Judge in this Court, and was pronounced in the public session on Wednesday, September 9, 2009 in the presence of the Clerk of the Court.

[was signed]

Exhibit D

From: *** FISMA & OMB Memorandum M-07-16 ***
To: Arne.Sorenson@marriott.com
CC: [redacted]
Sent: 5/10/2010 1:41:27 P.M. Eastern Daylight Time
Subj: Reponse from Allan Cohen, Past President Aruba Ocean Club

Allan S. Cohen, Ed. D.

*** FISMA & OMB Memorandum M-07-16 ***

May 10, 2010

Arne M. Sorenson
President, Chief Operating Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

Subject: Response to my presentation at the 2010 Marriott International Annual Meeting

Dear Arne,

I would like to thank you for the opportunity to chat after Friday's 2010 Marriott International annual meeting and I am sure you are just about out of patience with this matter, but you must realize that thousands of Marriott Aruba Ocean Club Concerned Owners are, too.

A few comments made during and after the meeting continue to raise the question of ethics, transparency and unfair tactics. To that point, I was very unhappy to also be informed at the annual meeting that Marriott International who in 2007, 2008 and 2009 was listed is **no longer** included in the 2010 Ethisphere Institute's List of the World's Most Ethical Companies. I now wish to comment on statements made:

1. Mr. Marriott stated he was *"unaware"* of the successful efforts of MVCI executive staff to have our notice removed from Aruba Today newspaper. MVCI senior staff confirmed this in court, but denied this fact to the owners at our special meeting in

January. What other gaps of information have been withheld by senior MVCI executives?

2. You stated that *"you have written some heavy checks at the resort including paying for windows"*, but **owner trust and confidence cannot be bought**. Yes, you have paid for a number of items, but you have never told the owners the complete story. The Owners expected a 1st class resort with a brand new building. During my term of 6+ years as President and Board member, owners paid huge sums for the repairs and maintenance of a building (including atrium windows a few years ago) that now is known to have had major issues inherited from earlier construction. a fact that was never disclosed to the Owners. Although every dollar that you fund and have funded is appreciated, many of the problems continue and funding is not the most pertinent issue here. Rather, the most pertinent issues center around the actions and ethics of MVCI management to prevent full disclosure and transparency to the Owners who are rightfully entitled to this critical information.

3. Mr. Marriott's statement that: *"talking to MVCI is talking to Marriott International"* is so unfortunate. He asked if I had heard from Mr. Weisz personally about this -- the answer is "No". How you can continue to rely on this division's actions when the shocking tactics of a few senior MVCI staff is causing a negative ripple effect within MI and will not go away. Some very simple math using extremely conservative numbers will show the ripple effect: If 1000 owners who stayed at Marriott Hotels & Resorts (not Vacation Clubs) at least 7 nights per year at a rate of $200 per night stopped staying, the loss to Marriott International would be $1.4 million dollars, not including the revenue from incidentals. Based upon the number of inquiries received from owners at other MVCI properties, the Marriott Aruba Ocean Club is only the tip of the iceberg. I personally believe that if a person like William Love was still at MVCI we would not be in this situation.

4. You stated that "*you have read hundreds of letters from our Concerned Owners and spent many hours being briefed by MVCI and did not know what else you could do";* and yes as you stated there are certainly some **"gray areas"** . You should allow for neutral oversight of the actions of MVCI. We have offered many times our willingness to meet. We cannot understand your refusal to work together with us constructively in productive partnership to resolve these issues for our mutual benefit.

5. You stated that: *"Marriott voted for me when I was first elected to the Board"*. While that is an accurate statement, did MVCI disclose that my election was to a Developers Controlled Board since Marriott owned the majority of the shares? MVCI openly and very proudly stated to me each year that after the Owners took majority control, they would never vote their shares against the owners' interest. And they did not - until last year when the owners overwhelming voted against the current President, and MVCI voted to overrule that decision.

6. Mr. Marriott stated that during his visits to Aruba this year he had *"met with owners who were very pleased and the Guest Satisfaction Score (GSS) is over 90%".* Unfortunately, GSS measures a specific vacation week for renters as well as owners and there is no Owner Satisfaction Score (OSS) that measures owner expectations, perceived value and confidence in MVCI management. You are probably unaware that prior to Mr Marriott's visit MVCI informed me and the concerned owners that his visit had been canceled and he would not be on the island, so that we could not meet; and then when he did arrive they took owners off the property by calling a special owners meeting for concerned owners in the hotel, as a diversion during his walk through of the Ocean Club.

7. You stated that *"84% of the owners had voted against my efforts"* (a) that is 84% of the 37% of owners who actually voted, or in other words 31%). (b) These are not "my" actions but actions taken on behalf of over 1000 Concerned Owners, with 30 owners representing 14 states and 2 countries signing on directly, seeking owner to owner contact. (c) The statements made to the owners -- that the court ordered the special meeting and the proposed amendment which required the spending of over $100,000 of owners funds and more in Marriott corporate funds -- are not true, as MVCI executive staff are fully aware. The amendment as drafted with oversight of MVCI senior staff would allow the Owner Register to include addresses, making it available to the public and as they stated to potential telemarketers. That is **not what the court ordered and not what we had requested or would support**. (I have complete documentation to back my statements; additionally, we are well aware of what is done at the Marriott Grand Chateau in Las Vegas or the Marriott Custom House in Boston.) We even offered to allow MVCI to just send out the "Concerned Owners notice" on our behalf, to all owners, without giving us access to the list; and they refused. Why is MVCI so afraid of owner to owner contact specifically on Ocean Club business matters, an attitude and position that has at the very least the appearance of impropriety and willfully misleading the owners, and for what purpose ?

As I get ready to leave for the Aruba annual meeting, I only wish you could be a fly on the wall and observe the actions of your MVCI staff. I can only hope that with their paid parliamentarian MVCI will not seize control of the owners meeting and use their votes against the owners' interests yet again.

The Concerned Owners are ready to move forward in a positive way and I believe that we can resolve these issues and rebuild faith in the Marriott brand.

Regards,

Allan

Allan S. Cohen
cc:
Mr. J.W. Marriott, Jr. Chairman of the Board and Chief Executive Officer

[redacted] - Assistant to Mr. Marriott
AOC Concerned Owners
Bancroft.Gordon@Marriott.comsecretary to the Marriott Board of Directors to be shared with the Board

Document4

Corporation.

Thank you for your consideration and I respectfully request you permit this motion to move ahead. Please contact me if you would like to discuss this further or require any additional information for your review.

Sincerely,

Allan S. Cohen

cc: Elizabeth A. Ising, Esquire
Bancroft S. Gordon, Marriott International, Inc.